UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Calpine Generating Company, LLC (Commission file number: 333-117335)

CalGen Finance Corp. (Commission file number: 333-117335-40)

(Exact name of each registrant as specified in its charter)

50 West San Fernando Street, San Jose, California  95113

717 Texas Avenue, Houston, Texas 77002

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

First Priority Secured Floating Rate Notes due 2009

Second Priority Secured Floating Rate Notes due 2010

Third Priority Secured Floating Rate Notes due 2011

11½% Third Priority Secured Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

First Priority Secured Floating Rate Notes due 2009	0
Second Priority Secured Floating Rate Notes due 2010	0
Third Priority Secured Floating Rate Notes due 2011	0
11½% Third Priority Secured Notes due 2011	0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2007	By:	/s/ Charles B. Clark, Jr.
Name: Charles B. Clark, Jr.
Title: Chief Financial Officer and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.